Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2016, 2015, 2014, 2012 and 2012, and for the nine months ended September 30, 2017. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from continuing operations before income taxes plus (ii) fixed charges. Fixed charges are comprised of our estimate of interest within rental expense, which is one-third of rents.

	2012	2013	2014	2015	2016	Nine Months Ended September 30, 2017
Loss from continuing operations before income taxes	$(53,782)	$(62,520)	$(76,141)	$(120,486)	$(140,111)	$(71,744)
Plus: Fixed charges	1,185	1,116	1,190	1,373	1,853	1,644

Earnings, as adjusted	$(52,597)	$(61,404)	$(74,951)	$(119,113)	$(138,258)	$(70,100)

Fixed charges	$1,185	$1,116	$1,190	$1,373	$1,853	$1,644

Total fixed charges	$1,185	$1,116	$1,190	$1,373	$1,853	$1,644

Ratio of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charge	$(53,782)	$(62,520)	$(76,141)	$(120,486)	$(140,111)	$(71,744)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(53,782)	$(62,520)	$(76,141)	$(120,486)	$(140,111)	$(71,744)